Exhibit 4.1

DESCRIPTION OF THE REGISTRANT’S SECURITIES

REGISTERED PURSUANT TO SECTION 12 OF THE

SECURITIES EXCHANGE ACT OF 1934

As of July 31, 2026, BriaCell Therapeutics Corp. (“we,” “our,” “us” or the “Company”) had the following classes of securities registered under Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”): (i) our common shares, without par value; (ii) our warrants to purchase common shares issued in our April 2025 offering, each exercisable for one common share at an exercise price of $52.50 per share (the “BCTXZ Warrants”); and (iii) our warrants to purchase common shares issued in our January 2026 offering, each exercisable for one common share at an exercise price of $6.93 per share (the “BCTXL Warrants”).

Description of Common Shares

Our authorized share capital, as described in our Notice of Articles, consists of an unlimited number of common shares, without par value. As of July 31, 2026, 8,708,029 common shares were issued and outstanding. All share amounts reflect the 1-for-15 share consolidation effective January 24, 2025 and the 1-for-10 share consolidation effective August 25, 2025. All of our outstanding common shares are validly issued, fully paid and non-assessable.

Our common shares are the only securities with respect to which a voting right may be exercised at a meeting of the shareholders of the Company.

Dividends. Subject to the Business Corporations Act (British Columbia) (the “BCBCA”) and to the special rights, if any, of holders of any shares with special rights as to dividends, our shareholders are entitled to receive dividends, as may be declared from time to time and in the sole discretion of our board of directors. Dividends shall be paid according to the number of common shares owned. Dividends may take the form of specific assets or of fully paid shares or of bonds, debentures or other securities of the Company, or in any one or more of those ways. Shareholders are not entitled to notice of any dividend. Our board of directors may set a record date for a dividend that is not more than two months before the payment date, and no dividend bears interest against the Company. We have never paid cash dividends on our common shares and we do not anticipate paying any dividends in the foreseeable future.

Voting Rights. Each common share is entitled to one vote on a poll at a meeting of shareholders of the Company. Matters are decided on a show of hands, on which each shareholder or proxy holder present has one vote, unless a poll is directed by the chair or demanded by a shareholder entitled to vote. The quorum for a meeting of shareholders is two shareholders who are, or who represent by proxy, shareholders holding, in the aggregate, at least 33 1/3% of the shares entitled to be voted at the meeting. An ordinary resolution requires a simple majority of the votes cast, and a special resolution requires two-thirds of the votes cast. The chair of a meeting does not have a casting vote. Our common shares do not carry cumulative voting rights.

Liquidation Rights. Our Articles do not address the rights of holders of common shares on a liquidation. Under the BCBCA, in the event of our liquidation, dissolution or winding-up, holders of our common shares are entitled to share ratably in any of our assets remaining after payment of all of our debts and other liabilities.

Other Rights. Our common shares have no pre-emptive, conversion or sinking fund rights, are not subject to redemption at the option of the holder, and are not subject to further calls or assessment by us. Subject to the BCBCA and to the special rights and restrictions attached to any class or series of shares, we may, if authorized by our board of directors, purchase or otherwise acquire any of our shares, provided we are not insolvent and would not be rendered insolvent by doing so.

Anti-Takeover Provisions. Certain provisions of our Articles and the BCBCA could have the effect of delaying, deferring or preventing a change in control. Our board of directors may issue an unlimited number of common shares, and share purchase warrants, options and rights, on terms it determines, without shareholder approval, subject to the BCBCA and stock exchange rules. Our shareholders may, by ordinary resolution, create additional classes or series of shares and attach special rights or restrictions to them. Our board of directors may fill casual vacancies on the board and, between annual general meetings, may appoint additional directors up to one-third of the number of directors elected or appointed at the last annual general meeting. A director may be removed by shareholders before the end of his or her term only by special resolution, which requires two-thirds of the votes cast. Our board of directors has adopted an advance notice policy requiring shareholders to give advance notice of director nominations.

Canadian Taxation of Dividends

This summary is generally applicable to a holder of Common Shares who, at all relevant times, for purposes of the Income Tax Act (Canada) (the “Tax Act”) and any applicable income tax treaty or convention: (i) is not, and is not deemed to be, resident in Canada; (ii) does not and will not use or hold, and is not and will not be deemed to use or hold, the Common Shares in connection with carrying on a business in Canada; and (iii) is not a “foreign affiliate” (as defined in the Tax Act) of a person resident in Canada (a “Non-Resident Holder”). Special rules, which are not discussed in this summary, may apply to a Non-Resident Holder that is an insurer that carries on business in Canada and elsewhere or is an “authorized foreign bank” (as defined in the Tax Act). Such holders should consult their own tax advisors with respect to an investment in Common Shares.

Dividends on Common Shares

Dividends paid or credited, or deemed to be paid or credited, to a Non-Resident Holder by the Company are subject to Canadian withholding tax at the rate of 25% on the gross amount of the dividend unless such rate is reduced by the terms of an applicable income tax treaty or convention. Under the Canada-United States Tax Convention (1980), as amended (the “Canada-U.S. Treaty”), the rate of withholding tax on dividends paid or credited to a Non-Resident Holder who is the beneficial owner of the dividend, who is resident in the U.S. for purposes of the Canada-U.S. Treaty and who is fully entitled to the benefits of the Canada-U.S. Treaty is generally reduced to 15% of the gross amount of the dividend (or 5% in the case of a U.S. Holder that is a company beneficially owning at least 10% of the Company’s voting shares). Non-Resident Holders are urged to consult their own tax advisors to determine their entitlement to relief under an applicable income tax treaty.

Dispositions of Common Shares

Disposition of Common Shares

A Non-Resident Holder who disposes, or is deemed to dispose, of an Common Share generally will not be subject to tax under the Tax Act in respect of a capital gain, and will not be entitled to claim a capital loss, realized on such disposition unless the Common Share constitutes “taxable Canadian property” (as defined in the Tax Act) to the Non-Resident Holder at the time of disposition, and the Non-Resident Holder is not entitled to an exemption under the terms of an applicable income tax treaty or convention.

Provided the Common Shares are listed on a “designated stock exchange”, as defined in the Tax Act (which currently includes the TSX), at the time of disposition, the Common Shares generally will not constitute “taxable Canadian property” of a Non-Resident Holder at that time, unless at any time during the 60-month period immediately preceding the disposition the following two conditions are met concurrently: (i) one or any combination of (A) the Non-Resident Holder, (B) persons with whom the Non-Resident Holder did not deal at arm’s length for purposes of the Tax Act, and (C) partnerships in which the Non-Resident Holder or a person described in (B) holds a membership interest directly or indirectly through one or more partnerships, owned 25% or more of the issued shares of any class or series of shares of the Company (the “25% Threshold); and (ii) more than 50% of the fair market value of such shares was derived directly or indirectly from one or any combination of (A) real or immovable property situated in Canada, (B) “Canadian resource property” (as defined in the Tax Act), (C) “timber resource property” (as defined in the Tax Act) or (D) an option, an interest or right in any of the foregoing property, whether or not such property exists. Notwithstanding the foregoing, a Common Share may otherwise be deemed to be “taxable Canadian property” to a Non-Resident Holder for purposes of the Tax Act in certain circumstances. Pursuant to Proposed Amendments released by the Department of Finance on July 23, 2026 (the “TCP Proposals”), shares that are listed on a designated stock exchange would be deemed to include an option, an interest or a right in such shares, whether or not such shares exist, such that any such options, interests or rights held by a Non-Resident Holder would be included in determining whether such Non-Resident Holder exceeds the 25% Threshold. The TCP Proposals are proposed to come into force on Royal Assent.

Even if the Common Shares are “taxable Canadian property” to a Non-Resident Holder, such Non-Resident Holder may be exempt from Canadian tax on any capital gain realized on the disposition of its Common Shares by virtue of an applicable income tax treaty or convention to which Canada is a signatory, including the ability to claim benefits thereunder. Non-Resident Holders whose Common Shares constitute “taxable Canadian property” should consult their own tax advisors in this regard.

If the Common Shares are or are deemed to be “taxable Canadian property” to a Non-Resident Holder and such Non-Resident Holder is not eligible for relief pursuant to an applicable income tax treaty or convention, then the Non-Resident Holder will generally realize a capital gain (or capital loss) in the taxation year of the disposition equal to the amount, if any, by which the proceeds of disposition of the Common Share, net of any reasonable costs of disposition, are greater (or are less) than the adjusted cost base to the Resident Holder of the Common Share immediately before the disposition or deemed disposition.

Non-Resident Holders whose Common Shares are taxable Canadian property should consult their own tax advisors.

Listing. Our common shares are traded on the Nasdaq Capital Market under the symbol “BCTX” and on the Toronto Stock Exchange under the symbol “BCT.”

Description of BCTXL Warrants

Securities Issuable Upon Exercise of the BCTXL Warrants. Each BCTXL Warrant is exercisable for one common share. As of July 31, 2026, 5,366,726 BCTXL Warrants were issued and outstanding.

Exercisability. The BCTXL Warrants were issued on January 15, 2026, are exercisable immediately, have an exercise price of $6.93 per share, and expire on January 15, 2031, five years from the date of issuance. The exercise price and number of common shares issuable upon exercise are subject to appropriate adjustment in the event of share dividends, share splits, reorganizations or similar events affecting our common shares and the exercise price.

Beneficial Ownership Limitation. A holder may not exercise any portion of a BCTXL Warrant to the extent that, after giving effect to such exercise, the holder (together with its affiliates and any other persons whose beneficial ownership would be aggregated with the holder’s for purposes of Section 13(d) of the Exchange Act) would beneficially own in excess of 4.99% or 9.99%, as specified in the applicable BCTXL Warrant, of the number of our common shares outstanding immediately after giving effect to such exercise, with beneficial ownership determined in accordance with Section 13(d) of the Exchange Act. Upon notice to us, a holder may increase or decrease this limitation, provided that it may not exceed 9.99%, and any increase will not be effective until the 61st day after such notice is delivered to us. Any common shares issued upon exercise in excess of the limitation will be deemed null and void and cancelled ab initio, and we will return to the holder the exercise price paid for such excess shares.

Fundamental Transactions. In the event of a fundamental transaction, as described in the BCTXL Warrants and generally including any merger, amalgamation, arrangement or consolidation of the Company with or into another person, the sale of all or substantially all of our assets, a tender or exchange offer accepted by holders of more than 50% of our outstanding common shares or of the voting power of our outstanding common and preferred shares, a reclassification, reorganization or recapitalization of our common shares or compulsory share exchange, or the acquisition by any person or group of more than 50% of our outstanding common shares or of the voting power of our outstanding common and preferred shares, then upon any subsequent exercise of a BCTXL Warrant, the holder will be entitled to receive, for each common share that would have been issuable upon such exercise immediately prior to the fundamental transaction, the kind and amount of securities, cash or other property that the holder would have received had it exercised the BCTXL Warrant immediately prior to the fundamental transaction. In addition, at the holder’s option, exercisable concurrently with, or within 30 days after, the consummation of the fundamental transaction (or, if later, its public announcement), we or any successor entity will purchase the unexercised portion of the BCTXL Warrant for cash equal to its Black Scholes Value (as defined in the BCTXL Warrants); provided, however, that if the fundamental transaction is not within our control, including not approved by our board of directors, the holder will be entitled to receive only the same type or form of consideration (and in the same proportion), at the Black Scholes Value of the unexercised portion of the BCTXL Warrant, that is offered and paid to holders of our common shares in connection with the fundamental transaction. Any successor entity in a fundamental transaction in which we are not the survivor must assume in writing all of our obligations under the BCTXL Warrants. To the extent a holder’s right to participate in a fundamental transaction would result in the holder exceeding the beneficial ownership limitation, such excess rights will be held in abeyance for the holder until such time as receipt would not result in the holder exceeding the limitation.

Cashless Exercise. If at the time of exercise there is no effective registration statement registering, or the prospectus contained therein is not available for, the issuance of the underlying shares to the holder, in lieu of making the cash payment otherwise contemplated to be made to us upon such exercise in payment of the aggregate exercise price, the holder may elect instead to receive upon such exercise (either in whole or in part) the net number of common shares determined according to a formula set forth in the BCTXL Warrants.

Fractional Shares. No fractional shares or scrip representing fractional shares shall be issued upon the exercise of the BCTXL Warrants. As to any fraction of a share which the holder would otherwise be entitled to purchase upon such exercise, we shall, at our election, either pay a cash adjustment in respect of such fraction (in an amount equal to such fraction multiplied by the exercise price) or round the number of shares to be received by the holder up to the next whole number.

Listing. Our BCTXL Warrants are traded on the Nasdaq Capital Market under the symbol “BCTXL.”

Description of BCTXZ Warrants

Securities Issuable Upon Exercise of the BCTXZ Warrants. Each BCTXZ Warrant is exercisable for one common share. As of July 31, 2026, 306,665 BCTXZ Warrants were issued and outstanding.

Exercisability. The BCTXZ Warrants were issued on April 28, 2025, are exercisable immediately, have an exercise price of $52.50 per share, and expire on April 28, 2030, five years from the date of issuance. The exercise price and number of common shares issuable upon exercise are subject to appropriate adjustment in the event of share dividends, share splits, reorganizations or similar events affecting our common shares and the exercise price.

Beneficial Ownership Limitation. A holder may not exercise any portion of a BCTXZ Warrant to the extent that, after giving effect to such exercise, the holder (together with its affiliates and any other persons acting as a group with the holder or its affiliates) would beneficially own in excess of 4.99% (or, upon election by the holder prior to issuance, 9.99%) of the number of our common shares outstanding immediately after giving effect to such exercise, with beneficial ownership determined in accordance with Section 13(d) of the Exchange Act. Upon notice to us, a holder may increase or decrease this limitation, provided that it may not exceed 9.99%, and any increase will not be effective until the 61st day after such notice is delivered to us. The determination of whether and to what extent a BCTXZ Warrant is exercisable under this limitation is in the sole discretion of the holder, and we have no obligation to verify that determination.

Fundamental Transactions. In the event of a fundamental transaction, as described in the BCTXZ Warrants and generally including any merger or consolidation of the Company with or into another person, the sale of all or substantially all of our assets, a tender or exchange offer accepted by holders of more than 50% of the voting power of our outstanding common and preferred shares, a reclassification, reorganization or recapitalization of our common shares or compulsory share exchange, or the acquisition by any person or group of more than 50% of the voting power of our outstanding common and preferred shares, then upon any subsequent exercise of a BCTXZ Warrant, the holder will be entitled to receive, for each common share that would have been issuable upon such exercise immediately prior to the fundamental transaction, the kind and amount of securities, cash or other property that the holder would have received had it exercised the BCTXZ Warrant immediately prior to the fundamental transaction. In addition, at the holder’s option, exercisable concurrently with, or within 30 days after, the consummation of the fundamental transaction (or, if later, its public announcement), we or any successor entity will purchase the unexercised portion of the BCTXZ Warrant for cash equal to its Black Scholes Value (as defined in the BCTXZ Warrants); provided, however, that if the fundamental transaction is not within our control, including not approved by our board of directors, the holder will be entitled to receive only the same type or form of consideration (and in the same proportion), at the Black Scholes Value of the unexercised portion of the BCTXZ Warrant, that is offered and paid to holders of our common shares in connection with the fundamental transaction. Any successor entity in a fundamental transaction in which we are not the survivor must assume in writing all of our obligations under the BCTXZ Warrants.

Cashless Exercise. If at the time of exercise there is no effective registration statement registering, or the prospectus contained therein is not available for, the issuance of the underlying shares to the holder, in lieu of making the cash payment otherwise contemplated to be made to us upon such exercise in payment of the aggregate exercise price, the holder may elect instead to receive upon such exercise (either in whole or in part) the net number of common shares determined according to a formula set forth in the BCTXZ Warrants.

Fractional Shares. No fractional shares or scrip representing fractional shares shall be issued upon the exercise of the BCTXZ Warrants. As to any fraction of a share which the holder would otherwise be entitled to purchase upon such exercise, we shall, at our election, either pay a cash adjustment in respect of such fraction (in an amount equal to such fraction multiplied by the exercise price) or round the number of shares to be received by the holder up to the next whole number.

Listing. Our BCTXZ Warrants are traded on the Nasdaq Capital Market under the symbol “BCTXZ.”